

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

August 20, 2009

<u>Via U.S. mail and facsimile</u>

Ms. Lucie Presot
Vice President and Chief Financial Officer
Dundee Corporation
1 Adelaide Street East, 28th Floor
Toronto, Ontario, Canada M5C 2V9

      RE: Form 40-F for the fiscal year ended December 31, 2008
               File No. 0-25542

Dear Ms. Presot:

      We issued comments to you on the above captioned filings on June 8, 2009. As of the date of this letter, these comments remain outstanding and unresolved. We expect you will submit a supplemental response on EDGAR by September 4, 2009 addressing these outstanding comments.

      If you do not respond to the outstanding comments by September 4, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosures. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://sec.gov/news/press/2005-72.htm.

      You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, Brigitte Lippmann, Attorney, at (202) 551-3713 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

                    Sincerely,

                    Rufus Decker
                    Accounting Branch Chief